EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Members
Baker Hughes, a GE company, LLC:

We consent to the incorporation by reference in the registration statements (No. 333-222111) on Form S-3 and (No.333-222114) on Form S-4 of Baker Hughes, a GE company, LLC of our reports dated February 13, 2020, with respect to the consolidated statements of financial position of Baker Hughes, a GE company, LLC and subsidiaries as of December 31, 2019 and 2018, and the related consolidated and combined statements of income (loss), comprehensive income (loss), changes in members' equity, and cash flows for the three-years ended December 31, 2019, and the related notes (collectively, the consolidated and combined financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Baker Hughes, a GE company, LLC.

/s/ KPMG LLP
Houston, Texas
February 13, 2020